Exhibit 99.1

ASML Contacts

Lucas van Grinsven - Communications - +31 40 268 3949 - Veldhoven, the Netherlands

Craig DeYoung - Investor Relations - +1 480 383 4005 - Tempe, Arizona, USA

Franki D’Hoore - Investor Relations - +31 40 268 6494 - Veldhoven, the Netherlands

Cymer Contacts

Investor Relations, Natalie Badillo - +1 858 385 6097

Media, Taryn Unruh - +1 619 234 0345

Japan Fair Trade Commission clears ASML acquisition of Cymer

VELDHOVEN, the Netherlands/SAN DIEGO, United States, 2 May 2013—ASML Holding NV (ASML) and Cymer, Inc. (Nasdaq: CYMI) today announce that the Japan Fair Trade Commission (JFTC) has cleared the previously announced merger between Cymer and affiliates of ASML.

Clearance of the merger has previously been granted by the U.S. Department of Justice, the U.S. Committee on Foreign Investment in the United States (CFIUS), as well as the Taiwanese, German and Israeli antitrust authorities. Furthermore, Cymer stockholders have approved the merger agreement.

As already indicated in the deal announcement of 17 October 2012, ASML will manage Cymer as an independent business unit where it concerns commercial hardware sales and services activities, and Cymer will continue to supply sources to and engage in R&D activities with all lithography tool manufacturers on fair, reasonable and non-discriminatory commercial terms. Furthermore, ASML reiterates it will continue to let its scanner customers choose their preferred light source, and its scanners will continue to interface with light sources from all manufacturers.

Completion of the merger now remains subject to closing conditions and receipt of approval under competition laws in South Korea. Cymer and ASML continue to expect the transaction to close in the first half of 2013.

About ASML

ASML is one of the world’s leading providers of lithography systems for the semiconductor industry, manufacturing complex machines that are critical to the production of integrated circuits or chips. Headquartered in Veldhoven, the Netherlands, ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. ASML has 8,625 employees on payroll (expressed in full time equivalents), serving chip manufacturers in more than 55 locations in 16 countries. More information about our company, our products and technology, and career opportunities is available on our website: www.asml.com.

About Cymer

Cymer is an industry leader in developing lithography light sources, used by chipmakers worldwide to pattern advanced semiconductor chips. Cymer’s light sources have been widely adopted by the world’s top chipmakers and its installed base comprises approximately 3,900 systems. Continuing its legacy of leadership, Cymer is currently pioneering the industry’s transition to EUV lithography, the next viable step on the technology roadmap for the creation of smaller, faster chips. The company is headquartered in San Diego, CA, has more than 1,200 employees on payroll (expressed in full time equivalents) and supports its customers from numerous offices around the globe. Cymer maintains a Web site to which it regularly posts press releases, SEC filings, and additional information about Cymer. Interested persons can also subscribe to automated e-mail alerts or RSS feeds. Please visit www.cymer.com.

Forward Looking Statements

“Safe Harbor” Statement under the US Private Securities Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements, including statements made about our outlook, realization of systems backlog, IC unit demand, financial results, average selling price, gross margin and expenses, dividend policy and intention to repurchase shares and resignations and appointments of executive officers. These forward looking statements are subject to risks and uncertainties including, but not limited to: economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), including the impact of general economic conditions on consumer confidence and demand for our customers’ products, competitive products and pricing, the impact of manufacturing efficiencies and capacity constraints, the continuing success of technology advances and the related pace of new product development and customer acceptance of new products, our ability to enforce patents and protect intellectual property rights, the risk of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, changes in exchange rates, available cash, distributable reserves for dividend payments and share repurchases, our ability to successfully complete the Cymer transaction, including the ability to obtain regulatory approval for the merger, the satisfaction of other conditions to the closing of the merger and the possibility that the length of time necessary to consummate the merger may be longer than anticipated, and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission.

2